EXHIBIT 99.1

For Further Information Contact:

Nymox Pharmaceutical Corporation

1-800-93NYMOX

www.nymox.com

For Immediate Release:

NYMOX Provides Current Update

IRVINE CA, June 2, 2026. Nymox Pharmaceutical Corporation (“Nymox”, “The Company”) (OTCQB: NYMXF) reports that its plans for Nymozarfex (TM) are currently focused on re-submission in the US for marketing approval. The initial US submission was not accepted to be reviewed.

The Company's subsequent 2 submissions to Denmark and UK agencies were both accepted for full review but were initially refused and will require updated re-submission and re-review if the Company decides to pursue EU approvals further. The UK refused the application after review, and while the Company will not be appealing the UK decision at this time, updated re-submissions are a possibility. The Company believes Nymozarfex (TM) has the necessary clinical and scientific data required to formulate the required re-submissions. The reviewers remained skeptical re: 1. the one-year persistence of the significant placebo effect, despite the well established fact that the Nymozarfex non-oral placebo trial data was corroborated by the data in practically all non-oral BPH placebo groups in the entire published world literature; and 2. re what are the practical benefits of longer-term efficacy in this chronic long-term condition; and despite the primary endpoint symptom test scores being the universal endpoint used by urologists and agencies in the field for many decades.

Nymox CEO stated "Due to current financial limits, updated re-submissions will require additional financing. There remains great public demand for safe treatments for BPH and early prostate cancer, without the distressing side effects and discomforts of approved treatments. The Company is confident that with additional support, the treatments will become available to patients. The independently audited overall double blind Phase 3 long-term data has a p value of .0003 vs placebo, which we consider to be more than adequately solid."

For more information please contact info@nymox.com or 800-936-9669.

Forward Looking Statements

To the extent that statements contained in this press release are not descriptions of historical facts regarding Nymox, they are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the need for new options to treat BPH and prostate cancer, the potential of Fexapotide to treat BPH and prostate cancer and the estimated timing of further developments for Fexapotide. Such forward-looking statements involve substantial risks and uncertainties that could cause our clinical development program, future results, performance or achievements to differ significantly from those expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the uncertainties inherent in the clinical drug development process, including the regulatory approval process, the timing of Nymox's regulatory filings, Nymox's substantial dependence on Fexapotide, Nymox's commercialization plans and efforts and other matters that could affect the availability or commercial potential of Fexapotide. Nymox undertakes no obligation to update or revise any forward looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the business of Nymox in general, see Nymox's current and future reports filed with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2024.